FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2007.

Total number of pages: 52

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. FINANCIAL STATEMENTS (U.S. GAAP)
(FROM APRIL 1, 2006 TO MARCH 31, 2007) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

NEWS RELEASE

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE YEAR ENDED MARCH 31, 2007

(FROM APRIL 1, 2006 TO MARCH 31, 2007)

CONSOLIDATED

Released on April 25, 2007

NIDEC CORPORATION

Date of Directors’ meeting for financial results: April 25, 2007

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance

(1) Consolidated Results of Operations (from April 1, 2006 to March 31, 2007)

	Japanese yen (Millions except per share amounts)
	Year ended March 31,
	2007	2006
Net sales	¥629,667	¥536,858
Percent change from the previous period	17.3%	10.5%
Operating income	64,009	53,426
Percent change from the previous period	19.8%	(0.4)%
Income before provision for income taxes	65,595	64,378
Percent change from the previous period	1.9%	12.4%
Net income	39,932	40,949
Percent change from the previous period	(2.5)%	22.4%
Net income per share- basic	276.03	285.47
Net income per share- diluted	268.25	275.05

Net income per Shareholders’ equity	14.0%	17.4%
Income before provision for income taxes per gross capital	10.7%	12.3%
Operating income ratio	10.2%	10.0%

Note:

1. Equity in net income (loss) of affiliated companies:

¥(73) million for the year ended March 31, 2007

¥(46) million for the year ended March 31, 2006

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	March 31,
	2007	2006
Total assets	¥662,623	¥565,970
Shareholders’ equity	305,016	263,659
Shareholders’ equity to total assets	46.0%	46.6%
Shareholders’ equity per share	¥2,107.40	¥1,823.12

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions)
	March 31,
	2007	2006
Net cash provided by operating activities	¥64,723	¥55,932
Net cash used in investing activities	(79,002)	(43,975)
Net cash provided by (used in) financing activities	8,943	5,344
Cash and cash equivalents at the end of the period	¥88,717	¥92,079

2. Dividend condition

	Japanese yen
	For the year ending	For the year ended
	March 31, 2008	March 31, 2007	March 31, 2006
Amount dividend per share (Annual)	¥25.00	¥20.00	¥12.50
Interim dividend per share	25.00	25.00	20.00
Year-end dividend per share	50.00	45.00	32.50
Dividend amount		¥6,511 million	¥4,681 million
Dividend payout ratio	16.1%	16.3%	11.4%
Dividend to shareholders’ equity		2.3%	2.0%

Notes: A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, dividend is the year ended March 31, 2006 retroactively reflect the effect of the stock split, assuming the split had taken effect on April 1, 2005.

3. Forecast of Consolidated Financial Performance (For the year ending March 31, 2008)

	Japanese yen (Millions except per share amounts)
	For the six months ending September 30, 2007	For the year ending March 31, 2008
Net sales	¥340,000	¥720,000
Operating income	32,000	75,000
Income before income taxes and minority interests	32,000	75,000
Net income	20,000	45,000
Net income per share	¥138.18	¥310.91

4. Others

(1) Change in number of material subsidiaries during the fiscal year

(due to change in the scope of consolidation)

Yes

Number of companies newly consolidated:	1	Brilliant Manufacturing Limited.
Number of companies excluded:	-	-

Notes:

See “2. THE NIDEC GROUP” mentioned below for detail.

(2) Change of the accounting principles, procedures and presentation in the preparation of consolidated financial statements (to be stated under “Changes in basis of presentation”)

1. Changed by new accounting standard: Yes

2. Changed by others: Not applicable

Note: See “Change of Important Items Regarding the Basis of Preparation of Consolidated Financial Statements” mentioned above for detail.

(3) Number of shares issued (Common stock)

1. Number of shares issued and outstanding at the end of the respective period:（including treasury stock）

144,780,492 shares at March 31, 2007

144,661,292 shares at March 31, 2006

2. Number of treasury stock at the end of the respective period:

44,966 shares at March 31, 2007

42,110 shares at March 31, 2006

3. Average number of shares issued and outstanding at the beginning and end of the period:

144,665,478 shares for the year ended March 31, 2007

143,444,914 shares for the year ended March 31, 2006

Notes: See “Earnings per share” regarding the number of shares used to compute net income per share (on a consolidation basis).

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	117
Number of affiliates accounted for by the equity method:	4

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated:	25
Number of companies excluded from consolidation:	2
Number of companies newly accounted for by the equity method:	-
Number of companies excluded from accounting by the equity method:	1

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Financial Performance (from April 1, 2006 to March 31, 2007)

(1) Non-Consolidated Results of Operations

	Japanese yen (Millions except per share amounts)
	Year ended March 31,
	2007	2006
Net sales	¥180,596	¥168,220
Percent change from the previous period	7.4%	29.1%
Operating income	11,241	8,852
Percent change from the previous period	27.0%	276.4%
Recurring profit	25,206	24,544
Percent change from the previous period	2.7%	82.2%
Net income	15,170	19,866
Percent change from the previous period	(23.6)%	59.9%
Net income per share, basic	104.86	137.24
Net income per share, diluted	101.91	132.27

(2) Non-Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	Year ended March 31,
	2007	2006
Total assets	¥357,785	¥303,032
Shareholders’ equity	209,005	200,227
Shareholders’ equity to total assets	58.4%	66.1%
Shareholders’ equity per share	¥1,444.05	¥1,383.27

Shareholders’ equity:

¥ 209,005 million for the year ended March 31, 2007

¥ 200,227 million for the year ended March 31, 2006

1. Operating and Financial Review and Prospects

(1) Operating Results

1. Overview

Fears of a slowdown in the growth of the U.S. economy did not materialize during the fiscal year ended March 31, 2007, and the global economy was healthy in every region. The Japanese economy broke out of its deflationary cycle and began to grow again. IT-related products continued to drive the growth of the global economy, and rising demand for resources also played a role. Despite the rising demand for IT-related products worldwide, including in emerging markets, prices of almost all products are declining, while prices for resources remain at the high levels established last fiscal year.

In the sectors that are the primary markets for the Nidec Group’s products, such as personal computers, LCD televisions, mobile telephones, mobile terminals, and mobile music players, sales volumes remain healthy, and technological innovation and price competition continue to advance. Arising from these conditions are a shift to growth products or a change in their share, while quality issues resulting from the advance of technology and the acceleration of change are becoming social problems. Dealing with these problems was an issue throughout this very difficult fiscal year, during which it was necessary to rapidly institute management reforms in response to this business environment.

Notably, Nidec succeeded in improving the technological capabilities of its business segments in response to the slump in performance last fiscal year, implemented countermeasures in response to soaring materials prices, and improved overall consolidated performance amid expanding capital investment demand and quantitative growth in the worldwide IT digital market. As a result, consolidated revenues and operating income were higher than in the previous fiscal year, particularly in the small precision motor business, with net sales and operating income establishing new record highs. In the second half, the company entered into three M&A transactions undertaken to prepare for future growth in its businesses. However, the effect of these M&A actions on this fiscal year’s performance was extremely slight.

2. Consolidated Operating Results

Consolidated net sales for the fiscal year were ¥629,667 million, up approximately ¥92,800 million (17.3%) in comparison to the previous fiscal year. Operating income was ¥64,009 million, a year-on-year increase of approximately ¥10,600 million (19.8%). Income before provision for income taxes increased by approximately ¥1,200 million (1.9%), to ¥65,595 million. While the income tax ratio increased approximately 3% as a result of the additional imposition of transfer price tax. Net income, therefore, declined by approximately ¥1,000 million (2.5%), to ¥39,932 million.

Operating income grew by approximately ¥10,600 million to approximately ¥64,000 million, principally as a result of income growth in the small precision motor business (approximately ¥6,400 million) and the move of the mid-size motor business into the black (approximately ¥600 million). This is approximately ¥1,000 million less than the ¥65,000 million in operating income forecast at the beginning of the fiscal year. The deficit was primarily due to an amortization of intangible assets (approximately ¥400 million) and revaluation loss of assets (approximately ¥700 million), in connection with the acquisition of the Motors & Actuators business of Valeo S.A.

Net income was slightly less than the ¥400 million in net income forecast at the beginning of the fiscal year. In addition to the above reasons, the fiscal year incurred the additional imposition of transfer price tax (approximately ¥2,900 million).

(Q4 performances)

A brief look at consolidated performance in the fourth quarter of the fiscal year ended March 31, 2007 follows. Consolidated net sales in the fourth quarter were ¥170,526 million, up approximately ¥26,600 million (18.5%) in comparison with the same period of the previous fiscal year, and approximately ¥11,200 million (7.0%) higher than in the immediately preceding third quarter. Operating income was ¥14,932 million, a year-on-year increase of ¥1,590 million (11.9%), but ¥2,100 million (12.3%) less than the immediately preceding third quarter. This was the result of lower earnings at Nidec Sankyo Corporation and Nidec Tosok Corporation.

(Business Segment)

Net sales in the small precision motor business were ¥317,981 million, an increase of approximately ¥44,200 million (16.2%), in comparison with the previous fiscal year. The value of sales of spindle motors for hard disk drives rose approximately 20%, and sales volume also grew approximately 22%. Accordingly, the yen-denominated average sales price was held to a decline of approximately 1%. However, as the yen depreciated against the dollar during the fiscal year ended March 31, 2007 by more than 3% from its level the previous fiscal year, on a dollar basis the decline in average sales price was approximately 4% for the fiscal year. Last fiscal year’s dollar-denominated decline in the average sales price was extremely small, and the rate of decline for this fiscal year was slightly higher. Reasons for this included a decline in sales volume and sales prices of 1.8 inch and smaller micro drives, together with a reduction in the sales prices of 3.5-inch hard drives of approximately 6% on a dollar basis. Sales of other DC motors (including those for DVDs) increased by approximately ¥8,000 million (12%) in comparison with the previous fiscal year. Nidec Corporation and its direct-line subsidiaries posted an increase in the value of sales of approximately 19% and in sales volume of approximately 15%. The reason that the increase in the value of sales was larger was stronger demand for multifunction equipment such as printers and other office equipment, and for home electronics and appliances, than in the optical disk drive segment. Net sales of brushless DC fans rose approximately ¥3,800 million (11%), while sales volume showed a larger increase of approximately 14%. This was driven by increased sales of fans for game consoles this fiscal year, as well as recovery of the sales decline that was caused by expanded adoption of the JIT system in the previous fiscal year.

Operating income in the small precision motor business grew ¥42,007 million, an increase of approximately ¥6,400 million (18%). This increase was driven by double-digit growth in the volume of sales of motors for hard drives, optical drives, and brushless DC fans, which offset the drop in sales prices and delivered improved profitability.

Net sales in the mid-size motor business jumped approximately ¥19,600 million (52%) to ¥57,389 million. Sales growth at Nidec Motors & Actuators resulting from M&A activities during fiscal 2006 accounted for approximately ¥9,100 million of this growth. In addition, sales of motors for power steering units, up 66%, accounted for approximately ¥2,900 million of it. Sales of motors for home appliances and others rose more than 20%. This segment suffered a loss in the previous fiscal year, as weak net sales and soaring prices for steel, copper, and aluminum hurt profit margins. This fiscal year, growth in sales, sales price corrections, and the reduction of costs at overseas manufacturing facilities allowed the segment to move into the black and post operating income of ¥600 million. The incomes of Nidec Motors & Actuators had minimal influence.

The machinery business posted net sales of ¥82,944 million, reflecting growth of approximately ¥9,700 million (13.2%). In the first half of the fiscal year ended March 31, 2007, due to capital investment-related demand including demand for Nidec Sankyo’s LCD-related robots and card readers, net sales were up approximately 29% in comparison to the first half of the previous fiscal year. This contributed to growth in revenues, but a sharp decline in demand for LCD-related robots caused sales to stay flat in the second half in comparison to the same period of the previous year. However, the sales of Nidec Copal, Nidec-Read, Nidec-Shimpo and Nidec-Kyori increased by over 20% in comparison to the same period of the previous fiscal year, respectively. Operating income for the fiscal year grew approximately ¥4,500 million (40%) to ¥15,583 million.

Net sales in the electronic and optical components business rose approximately ¥15,900 million (12.3%) to ¥144,651 million. Growth of approximately ¥13,100 million, or 65%, in sales of Nidec Copal’s electronic and optical components, including camera shutters and plastic lens units for digital cameras and mobile telephones, played a particularly large role in the increase in sales in this business. Sales of Nidec Copal Electronics’ electronics components also expanded, rising by ¥4,300 million, or 21%. The increase of Nidec Copal Electronics includes the increase from new M&A in connection with Fujisoku Corporation. Sales of NIdec Sankyo decreased by approximately 40%. This was mainly due that Nidec Sankyo turned in healthy sales of unit products for home electronics and appliances, but did not achieve adequate sales growth in new optical pick-up units and lens actuator products. As a result, operating income in this business declined by approximately ¥1,700 million, to ¥8,060 million. This decline in income was due to higher costs related to the launch of new Nidec Sankyo products, including optical pick-up units and plastic-mold products for electronic equipment, as well as the acquisition and development of new technology needed to enter new markets, together with slow growth in sales.

Net sales in other businesses were ¥26,702 million, up approximately ¥3,400 million (14.6%) year-on-year. The increase in net sales was due primarily to a ¥1,800 million increase in sales of pivot assemblies, and increases in sales of any other services. Operating income in this business was ¥2,676 million, an increase of approximately ¥600 million. The increase in income was mainly due to higher sales of the above-mentioned pivot assemblies.

(2) Financial Position

Total assets at the end of the term were up ¥96,700 million in comparison to the fiscal year ended March 31, 2006. Shareholders’ equity increased by ¥34,100 million due to an increase in common stock and additional paid-in capital resulting from the conversion of convertible bonds, as well as retained earnings, and a ¥6,800 million rise in accumulated other comprehensive income, to reach a total of ¥41,400 million. An increase in borrowings resulted in growth in liabilities to ¥51,800 million. Short-term and long-term borrowings together increased by a total of approximately ¥33,400 million. As a result, the shareholders’ equity ratio declined to 46.0% (from 46.6% a year earlier).

(Overview of Cash Flows)

The balance of cash and cash equivalents as of March 31, 2007 was ¥88,717 million, down ¥3,362 million from the balance as of March 31, 2006.

Net cash provided by operating activities was ¥64,723 million, an increase of ¥8,791 million in comparison to the previous fiscal year. Sources of cash included net income of ¥39,932 million, decreased by ¥1,017 million from the previous fiscal year. Non-cash adjustments included depreciation, which increased ¥4,061 million, accounts receivable and inventory, which declined by ¥11,453 million, accounts payable–trade, which was lower by ¥12,166 million, and other income of ¥1,855 million.

Net cash used in investing activities was ¥79,002 million, including capital investments of approximately ¥39,200 million. Other uses of cash included additional investments in subsidiaries of approximately ¥16,600 million, and investments in the acquisition of consolidated subsidiaries of ¥25,400 million. Proceeds of cash included proceeds from sales of property, plant and equipment of approximately 1,100 million, and proceeds from sales of marketable securities of approximately ¥1,100 million. Capital investments were lower than in the previous fiscal year by approximately ¥4,000 million.

Cash flows from financing activities were ¥8,943 million, primarily short-term borrowings of approximately ¥22,600 million. Uses of cash included approximately ¥6,700 million for the repayment of long-term liabilities and dividends paid of approximately ¥5,800 million.

(3) Non-consolidated Results

Non-consolidated net sales rose by approximately 12,400 million (7.4%) in comparison with the previous fiscal year, to ¥180,596 million. By business segment, net sales of small precision motors reached ¥170,856 million, up approximately ¥11,200 million (7%). Net sales of mid-size motors increased ¥1,550 million (29%), to ¥6,912 million.

Operating income rose to ¥11,241 million, up approximately ¥2,400 million year-on-year. This was due primarily to an increase in sales of small precision motors and royalty income resulting from increased overseas subsidiary sales. Ordinary income increased to ¥25,206 million, growth of approximately ¥700 million. In addition to the increase of ¥2,400 million at the operating income stage, exchange gains on foreign currency transactions of ¥2,100 million. As a result, income before provision for income taxes and net income both declined substantially, falling to ¥23,332 million and ¥15,170 million, respectively. This was due to a year-on-year decrease in extraordinary income (approximately ¥1,400 million, including gain from sale of marketable securities), an increase in extraordinary losses (approximately 1,800 million, including revaluation loss of affiliated companies and impairment loss), and an additional imposition of transfer price tax of approximately ¥2,900 million.

(4) Dividend Policy

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels. Currently we plan to allot approximately 15% of our consolidated net income for the dividend payment.

Reserves are continually used to strengthen management structure and expand business in view of profitability enhancement.

<Notification of an increase in dividends>

The interim dividend of ¥17.5 forecast at the beginning of the fiscal year was increased to ¥20.0. The year-end dividend of ¥17.5 forecast at the beginning of the fiscal year was increased to ¥25.0. This brings dividends for the year to ¥45.0, an increase of ¥12.5 over last fiscal year’s ¥32.5.

(5) Risk factor

The risk factors that we are recognizing as of March 31, 2007 are as follows.

(1）Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

(2）We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

(3）We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins.

(4）If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

(5）We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

(6）We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales.

(7）We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data.

(8）Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

(9）Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets.

(10）Our growth places strains on our managerial, operational and financial resources.

(11）We could be harmed by litigation involving patents and other intellectual property rights.

(12）Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

(13）We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

(14）We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations.

(15）We may become subject to more stringent environmental regulations in the future.

(16）We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

(17）For our business to continue effectively, we will need to attract and retain qualified personnel.

We have not revised nor changed any parts of the risk factors listed above which we had reported in our annual report to Chief of the Kanto Local Finance Bureau on June 23, 2006.

(6) Business forecasts for the year ending March 31, 2008

Nidec’s primary markets, including those for IT devices, home information appliances, and electronics components, are showing a slight sign of market adjustments. While a forecast says that the industry will basically maintain a strong tone in both the markets of advanced nations such as the United States, Europe, and Japan and in emerging nations, the U.S. economy has some unstable elements, and there remains room for further global hikes in prices of oil and other raw materials. The rising interest rates worldwide, together with political instability and currency fluctuations in the Asian region, which is the center of the Nidec Group’s manufacturing activity, may also risk corporate performance in the coming fiscal year. The shift to new products and technologies in the digital IT device segment is accelerating, and competitive product development is increasingly crucial.

All things considered, our analysis of current conditions in each segment is as follows.

1. The value of sales in the small precision motor business is expected to grow by more than 10% once again during the coming fiscal year (excluding the effect of newly consolidated subsidiaries). There is talk that NAND memory will hurt the market for hard disk drives spindle motors, but we think the effect on the market will be slight, and that the positive effects of growing demand for general-use brushless DC motors within a broader market will be more significant. In addition, Brilliant Manufacturing Limited in Singapore and Japan Servo Co., Ltd. are expected to contribute to performance improvement.

2. The mid-size motors segment moved into the black during the fiscal year ended March 31, 2007 and is expected to further improve its profitability during the fiscal year ending March 31, 2008. Demand for motors for home appliances is strong in this segment as well, as a result of the shift to brushless DC motors. Sales of motors for automobile power steering units will continue to expand, and Nidec Motors & Actuators will contribute a full year of sales in the coming term (as opposed to three months in the fiscal year ended March 31, 2007).

3. In the machinery business, capital investment is forecast to decline from the peak reached in the fiscal year ended March 31, 2007, ushering in a short-term adjustment. As a result, sales will decline in the first half, but are forecast to recover in the second half of the fiscal year ended March 31, 2008.

4. In the electronic and optical components segment, performance has been unsatisfactory for the past two years as a result of market changes brought about by the introduction of new technology and products, as well as of declining sales prices. However, orders and sales of some products began to grow in the second half of the fiscal year ended March 31, 2007, the productivity of manufacturing facilities has been increased, and costs have been reduced. It is forecast, therefore, that this segment will achieve growth in both net sales and income during the coming fiscal year.

5. In the “other” business segment, there is no particular reason to anticipate change in the performance of auto parts or pivot assemblies, and their overall effect on performance is not large. However, growth of 10% in both sales and income is forecast.

In view of the foregoing, Nidec announces the following forecasts of performance, with due consideration given to its previously released interim management goals.

Forecast of consolidated results for the full year ending March 31, 2008

Net sales	¥720,000 million	(Up 14.3% over the previous fiscal year)
Operating income	¥75,000 million	(Up 17.2% over the previous fiscal year)
Income before provision for income taxes	¥75,000 million	(Up 14.3% over the previous fiscal year)
Net income	¥45,000 million	(Up 12.7% over the previous fiscal year)

(Forecast of the consolidated results for the interim fiscal period ending September 30, 2007)

Net sales	¥340,000 million	(Up 13.4% over the previous fiscal year)
Operating income	¥32,000 million	(Down 0.1% over the previous fiscal year)
Income before provision for income taxes	¥32,000 million	(Down 2.0% over the previous fiscal year)
Net income	¥20,000 million	(Down 3.7% over the previous fiscal year)

Notes: About Forecast of Business Results

1) Consolidated accounting figures were prepared in accordance with US GAAP.

2) Exchange rate was set at 1 US$ = ¥115 for the fiscal year. Exchange rates of Asian currencies were also set in conjunction with this.

2. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 117 consolidated subsidiaries and 4 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following segments: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales, and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business segment	Production or Sales	Principal Companies
Spindle motors for HDDs	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd.,

Nidec Hi-tech Motor (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec Subic Philippines Corporation,

Nidec (Zhejiang) Corporation and

Nidec Singapore Pte. Ltd.

Small precision DC motors	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited., Nidec Sankyo Corporation, Nidec Sankyo Singapore Pte. Ltd. and Nidec Sankyo (H.K.) Co., Ltd.
Small precision fans	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited. and Nidec Vietnam Corporation
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and materials	Production

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Hi-tech Motor (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec Subic Philippines Corporation,

Nidec (Zhejiang) Corporation,

Nidec Precision (Thailand) Co., Ltd.,

Nidec Precision Philippines Corporation,

P.T. Nidec Indonesia,

Brilliant Manufacturing Limited and

Brilliant Precision (Thailand) Co., Ltd.

Small precision motors	Sales

Nidec Corporation,

Nidec Singapore Pte. Ltd.,

Nidec (H.K.) Co., Ltd.,

Nidec Taiwan Corporation,

Nidec (Shanghai) International Trading Co., Ltd.,

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Hi-tech Motor (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec (Dalian) Limited,

Nidec (Dong Guan) Limited.,

Nidec Copal Corporation,

Nidec Copal Electronics Corporation,

Nidec Sankyo Corporation,

Nidec Sankyo Singapore Pte. Ltd.,

Nidec Sankyo (H.K.) Co., Ltd. and

Brilliant Manufacturing Limited.

For office automation equipment and home electric appliances OA	Production	Nidec Shibaura Corporation, Nidec Power Motor Corporation, Nidec Shibaura (Zhejiang) Corporation, Nidec Shibaura Electronics (Thailand) Co., Ltd. and Nidec Power Motor (Zhejiang) Co., Ltd.
For automobiles	Production	Nidec Corporation, Nidec Automotive Motor (Zhejiang) Corporation, Nidec Motors & Actuators (Germany) and Nidec Motors & Actuators (Mexico)
Mid-size Motors	Sales

Nidec Corporation,

Nidec Electronics GmbH,

Nidec Shibaura Corporation,

Nidec Power Motor Corporation,

Nidec Shibaura (Zhejiang) Corporation,

Nidec Shibaura Electronics (Thailand) Co., Ltd.,

Nidec Power Motor (Zhejiang) Co., Ltd.,

Nidec Motors & Actuators (Germany) and

Nidec Motors & Actuators (Mexico)

Power transmission drives	Production	Nidec-Shimpo Corporation and Nidec-Shimpo (Zhejiang) Corporation
Factory automation related equipment FA	Production

Nidec Sankyo Corporation.,

Nidec Copal Corporation,

Nidec-Shimpo Corporation,

Nidec Tosok Corporation,

Nidec-Kyori Corporation,

Nidec-Read Corporation,

Nidec Machinery Corporation,

Nidec-Shimpo (Zhejiang) Corporation and

Nidec System Engineering (Zhejiang) Corporation

Machinery	Sales	Nidec Sankyo Corporation., Nidec Copal Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Nidec Sankyo (H.K.) Co., Ltd.
Electronic components	Production	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Copal (Zhejiang) Corporation and Fujisoku Corporation
Optical components	Production

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Nissin Corporation,

Nidec Copal Precision Parts Corporation,

Nidec Copal (Thailand) Co., Ltd.,

Nidec Copal (Zhejiang) Corporation and

Nidec Sankyo (Fuzhou) Corporation

Electronic and Optical components	Sales

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Copal Electronics Corporation,

Nidec Nissin Corporation,

Nidec Copal (Thailand) Co., Ltd.,

Nidec Copal (Zhejiang) Corporation,

Nidec Copal Hong Kong Co., Ltd.,

Copal Optical & Electronic Machinery (Shanghai) Co., Ltd. and

Fujisoku Corporation

Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd. and P.T. Nidec Indonesia
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation
Automobile parts	Production	Nidec Tosok Corporaion and Nidec Tosok (Vietnam) Co., Ltd.
	Sales	Nidec Tosok Corporation
Services etc		Nidec Total Service Corporation and Nidec Logistics Corporation

Nidec prepared consolidated financial reporting conforming to U.S. GAAP from the fiscal year ended March 31, 2005. Scope of consolidation is also based on U.S. GAAP. Business segments comprises a total of 15 segments conforming to Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segments are the classifications, which the chief operating decision-maker utilizes for business decision-making and performance evaluation. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

The business segments are as follows.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors, fans and mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies, and primarily sells DC motors and fans.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in the Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation., a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic and optical components.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components, and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsudiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

3. MANAGEMENT POLICIES

1) Fundamental policies

Nidec Corporation and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Target

Nidec’s primary target is to reach group sales of ¥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

3) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (“FDB”) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for electronic and optical parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

D. Nidec assesses possible country risk attributable to overconcentration of production capabilities in particular regions or countries and diversifies investment in multiple countries to ensure an appropriate balance in its international production activities.

Nidec’s present focus in this context is on securing a Group’s future overseas manufacturing base in Vietnam as a means to lessen the Company’s increased dependence on China.

4) Challenges and issues

A. Implementation of M&A Strategy: In order to achieve the sales target of 1 trillion yen in FY2010, we have established Corporate Strategy Office to implement our M&A strategy including overseas deals. We have announced 3 acquisitions since November 2006. We believe these recently announced deals will enhance the probability of achieving the sales target of 1 trillion yen. We will continue to work on the future deals to meet the sales target and to enhance the technological capabilities in the growth business segments.

B. Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic and optical parts is fast expanding in China, so is production of automobile parts in Vietnam. Nidec moves ahead to ensure that investments serve to shore up consolidated profitability.

C. Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations in May 2003, is the center of Nidec’s comprehensive R&D activities converging the Company’s technical expertise. Meanwhile, measures to refine R&D frameworks of respective group companies are constantly underway, as exemplified by the amalgamation of R&D activities for HDD motors of Nidec Sankyo Corporation to Nidec’s Nagano Technical Center is under the group-wide R&D enhancement approaches. We opened Motor Engineering Research Laboratory within our Tokyo Office in April 2005. Motor Engineering Research Laboratory develops basic research for various types of motors and aims to establish the foundation of motor technology going forward for our motor-related business.

D. Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May 2003, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. After the establishment of Internal Audit & Management Advisory Department in Nidec Corporation in April 2004, we placed internal audit divisions in respective subsidiaries as our pool of human resources expanded.

Through restructuring our internal audit systems on a consolidated basis, we ensure our business operation is constantly under appropriate management and audit control in a manner that is lawful and effective.

E. Since April 2003, Nidec has implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In March last year, Nidec also made a major management reshuffle in Nidec Sankyo Corporation to shift their focus from reviving to active growth. Since 2005, Nidec has assigned its key personnel to the position of presidents of Nidec Power Motor Corporation and Nidec Shibaura Corporation for administrative improvement.

Special Note Regarding Forward-looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

4. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	Yen in millions
	March 31				Increase or
	2007		2006		Decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥88,784		¥92,079		¥(3,295)
Trade notes receivable	17,318		15,740		1,578
Trade accounts receivable	147,014		127,998		19,016
Inventories:
Finished goods	26,960		25,924		1,036
Raw materials	17,324		14,145		3,179
Work in process	16,405		16,662		(257)
Project in progress	1,212		893		319
Supplies and other	2,407		2,850		(443)
Other current assets	21,238		15,256		5,982
Total current assets	338,662	51.1	311,547	55.0	27,115

Marketable securities and other securities investments	21,805		21,328		477
Investments in and advances to affiliates	2,194		2,868		(674)
	23,999	3.6	24,196	4.3	(197)
Property, plant and equipment:
Land	38,289		36,088		2,201
Buildings	103,325		89,039		14,286
Machinery and equipment	258,970		210,108		48,862
Construction in progress	13,717		8,780		4,937
	414,301	62.5	344,015	60.8	70,286
Less - Accumulated depreciation	(207,059)	(31.2)	(167,787)	(29.6)	(39,272)
	207,242	31.3	176,228	31.2	31,014
Goodwill	67,780	10.2	44,266	7.8	23,514
Other non-current assets	24,940	3.8	9,733	1.7	15,207
Total assets	¥662,623	100.0	¥565,970	100.0	¥96,653

	Yen in millions
	March 31				Increase or
	2007		2006		Decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥78,848		¥43,621		¥35,227
Current portion of long-term debt	3,216		4,647		(1,431)
Trade notes and accounts payable	117,665		109,053		8,612
Other current liabilities	35,640		28,809		6,831
Total current liabilities	235,369	35.6	186,130	32.9	49,239

Long-term liabilities:
Long-term debt	31,560		32,134		(574)
Accrued pension and severance costs	13,013		9,704		3,309
Other long-term liabilities	11,212		11,365		(153)
Total long-term liabilities	55,785	8.4	53,203	9.4	2,582

Total liabilities	291,154	44.0	239,333	42.3	51,821

Minority interest in consolidated subsidiaries	66,453	10.0	62,978	11.1	3,475

Shareholders’ equity:
Common stock	65,868	9.9	65,649	11.6	219
Additional paid-in capital	68,469	10.3	68,240	12.1	229
Retained earnings	160,480	24.2	126,334	22.3	34,146

Foreign currency translation adjustments	6,874		(75)		6,949
Unrealized gains on securities	3,324		3,863		(539)
Minimum pension liability adjustment	-		(115)		(115)
Pension liability adjustments	263		-		263
Accumulated other comprehensive loss	10,461	1.6	3,673	0.6	6,788

Treasury stock, at cost	(262)	(0.0)	(237)	(0.0)	(25)
Total shareholders’ equity	305,016	46.0	263,659	46.6	41,357
Total liabilities and shareholders’ equity	¥662,623	100.0	¥565,970	100.0	¥96,653

Consolidated Statements of Income

	Year ended March 31,				Increase or
	2007		2006		Decrease
Net sales	¥629,667	100.0%	¥536,858	100.0%	¥92,809	17.3%
Cost of products sold	486,627	77.3	413,012	76.9	73,615	17.8
Selling, general and administrative expenses	46,276	7.3	41,188	7.7	5,088	12.4
Research and development expenses	32,755	5.2	29,232	5.4	3,523	12.1
Operation expenses	565,658	89.8	483,432	90.0	82,226	17.0
Operating income	64,009	10.2	53,426	10.0	10,583	19.8

Other income (expense):
Interest and dividend income	2,565		1,664		901
Interest expenses	(2,022)		(1,362)		(660)
Foreign exchange gain (loss), net	1,757		7,866		(6,109)
Gain (loss) from marketable securities, net	943		3,869		(2,926)
Gain (loss) from derivative instruments, net	(11)		75		(86)
Other, net	(1,646)		(1,160)		(486)
Total	1,586	0.2	10,952	2.0	(9,366)	(85.5)
Income before provision for income taxes	65,595	10.4	64,378	12.0	1,217	1.9
Provision for income taxes	(17,460)	(2.8)	(15,213)	(2.9)	(2,247)	14.8
Income before minority interest and equity in earnings of affiliated companies	48,135	7.6	49,165	9.1	(1,030)	(2.1)
Minority interest in income (loss) of consolidated subsidiaries	8,130	1.3	8,170	1.5	(40)	(0.5)
Equity in net (income) /loss of affiliated companies	73	0.0	46	0.0	27	58.7
Net income	¥39,932	6.3%	¥40,949	7.6%	¥(1,017)	(2.5%)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income
Other comprehensive income (loss):				39,932			39,932
Foreign currency translation adjustments					6,949		6,949
Unrealized gains on securities, net of reclassification adjustment					(539)		(539)
Minimum pension liability adjustment					(25)		(25)
Total comprehensive income							46,317
Adjustment to initially apply SFAS No. 158, net of tax					403		403
Total							46,720
Dividends paid				(5,786)			(5,786)
Exercise of stock option	119 ,200	219	234				453
Issuance cost of new stock			(5)				(5)
Purchase of treasury stock						(25)	(25)
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares *	Amount					Total
Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				40,949			40,949
Other comprehensive income (loss):
Foreign currency translation adjustments					9,391		9,391
Unrealized gains on securities, net of reclassification adjustment					1,086		1,086
Minimum pension liability adjustment					(59)		(59)
Total comprehensive income							51,367
Dividends paid				(3,569)			(3,569)
Conversion of convertible debt	2,032,966	4,242	4,240				8,482
Exercise of stock option	123,400	227	250				477
Issuance cost of new stock			(49)				(49)
Purchase of treasury stock						(89)	(89)
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659

Note:

* A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the number of common stock as of March 31, 2006 have been accordingly reflected the effect of the stock split.

4) Consolidated Statements of Cash Flows

	Yen in millions
	For the year ended March 31		Increase or
	2007	2006	Decrease
Cash flows from operating activities:
Net income	¥39,932	¥40,949	¥(1017)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29,997	26,285	3,712
Amortization	690	341	349
Loss (gain) on sales of marketable securities *	(943)	(3,869)	2,926
Loss (gain) on sales, disposal or impairment of property, plant and equipment	1,737	189	1,548
Deferred income taxes	(995)	1,586	(2,581)
Minority interest in income of consolidated subsidiaries	8,130	8,170	(40)
Equity in net loss (income) of affiliated companies	73	46	27
Loss (gain) on derivative instruments, net	11	(75)	86
	(54)	-	(54)
Foreign currency adjustments	368	(4,237)	4,605
Accrual for pension and severance costs, net payments	(1,908)	(2,924)	1,016
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(10,414)	(9,806)	(608)
Decrease (increase) in inventories	1,805	(10,256)	12,061
Increase (decrease) in notes and accounts payable	(4,223)	7,943	(12,166)
Increase (decrease) in accrued income taxes	2,491	601	1,890
Other	(1,974)	989	(2,963)
Net cash provided by operating activities	¥64,723	¥55,932	¥8,791

	Yen in millions
	For the year ended March 31		Increase or
	2006	2006	Decrease
Cash flows from investing activities:
Additions to property, plant and equipment	¥(39,144)	¥(43,185)	¥4,041
Proceeds from sales of property, plant and equipment	1,089	1,505	(416)
Purchases of marketable securities	(4)	(329)	325
Proceeds from sales of marketable securities	1,071	4,083	(3,012)
Investments in and advances to affiliated companies	-	(725)	725
Proceeds from sales of investments in affiliated companies	774	-	774
Proceeds from sale of investment in subsidiaries	135	-	135
Payments for additional investments in subsidiaries	(16,588)	(5,283)	(11,305)
Acquisitions of consolidated subsidiaries, net of cash acquired	(25,389)	-	(25,389)
Other	(946)	(41)	(905)
Net cash used in investing activities	(79,002)	(43,975)	(35,027)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	22,649	13,080	9,569
Proceeds from issuance of long-term debt	-	100	(100)
Repayments of long-term debt	(6,696)	(3,130)	(3,566)
Proceeds from issuance of new shares	438	454	(16)
Dividends paid	(5,786)	(3,569)	(2,217)
Other	(1,662)	(1,591)	(71)
Net cash (used in) provided by financing activities	8,943	5,344	3,599
Effect of exchange rate changes on cash and cash equivalents	1,974	4,667	(2,693)
Net (decrease) increase in cash and cash equivalents	(3,362)	21,968	(25,330)
Cash and cash equivalents at beginning of year	92,079	70,111	21,968
Cash and cash equivalents at end of year	¥88,717	¥92,079	¥(3,362)

Note:

* Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Nidec’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Nidec record a gain of ¥1,123 million for the year ended March 31, 2006, included in ¥3,869 million of “Loss (gain) on sales of marketable securities”.

Scope of consolidation and application of the equity method

1. Scope of consolidation

As of
March 31, 2007
Number of consolidated subsidiaries	117

2. Application of equity method

As of
March 31, 2007
Number of affiliates accounted for by the equity method	4

3. Change in the scope of consolidation from March 31, 2006

Increase of consolidated subsidiaries	25
Decrease of consolidated subsidiaries	2

4. Change in the application of equity method from March 31, 2006

Increase of affiliates accounted for by the equity method	-
Decrease of consolidated subsidiaries	1

Critical accounting policies

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles of the United States (“U.S. GAAP” : Accounting Research Bulletin (“ARB”), Accounting Principles Board Opinions (“APB”), and Statements of Financial Accounting Standards Board (“SFAS”), and others).

1) Accounting for pension plans

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans－an amendment of FASB Statements No.87, 88, 106, and 132（R）”, we recorded a liability for the future benefit payment of employees, using the projected benefit obligation and the fair value of plans’ assets as of the measurement date.

The actuarial gains or losses is amortized over the average remaining service period of employees, when it exceeds the corridor valuation, 10 % of the greater of projected benefit obligation or the fair value of plan assets as of the beginning of the year.

The prior service cost is amortized over the average remaining service period of employees,

We have not changed significant accounting policies reported in our annual report to Chief of the Kanto Local Finance Bureau on June 23, 2006 except the accounting for pension and severance plans.

Change of Important Items Regarding the Basis of Preparation of Consolidated Financial Statements

On March 31, 2007, NIDEC adopted SFAS No. 158. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur.

As a result, accrued pension and severance costs decreased ¥722 million and accumulated other comprehensive income, net of tax increased ¥403 million by the recognizing the unrecognized actuarial gains or losses and the unrecognized prior service costs on our balance sheet.

Segment information

1) Operating Segment Information

			Yen in millions
	Year ended March 31, 2007		Year ended March 31, 2006		Increase or decrease
Net sales:
Nidec Corporation	¥180,596	16.9%	¥168,220	17.4%	¥12,376	7.4%
Nidec Electronics (Thailand) Co., Ltd.	89,240	8.3	77,477	8.0	11,763	15.2
Nidec (Zhejiang) Corporation	20,173	1.9	19,372	2.0	801	4.1
Nidec (Dalian) Limited	50,465	4.7	48,673	5.0	1,792	3.7
Nidec Singapore Pte. Ltd.	50,224	4.7	63,188	6.5	(12,964)	(20.5)
Nidec (H.K.) Co., Ltd.	39,082	3.7	27,302	2.8	11,780	43.1
Nidec Philippines Corporation	48,227	4.5	32,307	3.3	15,920	49.3
Nidec Sankyo Corporation	78,016	7.3	88,172	9.1	(10,156)	(11.5)
Nidec Copal Corporation	71,468	6.7	55,385	5.7	16,083	29.0
Nidec Tosok Corporation	22,667	2.1	22,488	2.3	179	0.8
Nidec Copal Electronics Corporation	22,982	2.1	21,793	2.3	1,189	5.5
Nidec Shibaura Corporation	19,585	1.8	16,204	1.7	3,381	20.9
Nidec-Shimpo Corporation	13,196	1.2	11,133	1.2	2,063	18.5
Nidec Nissin Corporation	11,657	1.1	12,929	1.3	(1,272)	(9.8)
All others	352,102	33.0	302,134	31.4	49,968	16.5
Sub-total	1,069,680	100.0%	966,777	100.0%	102,903	10.6
Adjustments and eliminations	(440,013)	-	(429,919)	-	(10,094)	-
Consolidated total	¥629,667	-	¥536,858	-	¥92,809	17.3%

			Yen in millions
	Year ended March 31, 2007		Year ended March 31, 2006		Increase or decrease
Operating income:
Nidec Corporation	¥11,241	17.9%	¥8,852	16.2%	¥2,389	27.0%
Nidec Electronics (Thailand) Co., Ltd.	10,822	17.2	11,335	20.7	(513)	(4.5)
Nidec (Zhejiang) Corporation	275	0.4	108	0.2	167	154.6
Nidec (Dalian) Limited	4,560	7.2	3,718	6.8	842	22.6
Nidec Singapore Pte. Ltd.	1,545	2.5	1,205	2.2	340	28.2
Nidec (H.K.) Co., Ltd.	386	0.6	347	0.6	39	11.2
Nidec Philippines Corporation	4,407	7.0	1,059	1.9	3,348	316.1
Nidec Sankyo Corporation	7,109	11.3	9,050	16.6	(1,941)	(21.4)
Nidec Copal Corporation	4,056	6.4	2,524	4.6	1,532	60.7
Nidec Tosok Corporation	1,430	2.3	435	0.8	995	228.7
Nidec Copal Electronics Corporation	2,688	4.3	2,949	5.4	(261)	(8.9)
Nidec Shibaura Corporation	136	0.2	(274)	(0.5)	410	-
Nidec-Shimpo Corporation	1,412	2.2	498	0.9	914	183.5
Nidec Nissin Corporation	545	0.9	683	1.2	(138)	(20.2)
All others	12,310	19.6	12,179	22.4	131	1.1
Sub-total	62,922	100.0	54,668	100.0	8,254	15.1
Adjustments and eliminations	1,087	-	(1,242)	-	(2,329)	-
Consolidated total	¥64,009	-	¥53,426	-	¥10,583	19.8%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,361	¥12,794	¥37	¥20,118
Debt securities	-	-	-	-
Total	¥7,361	¥12,794	¥37	¥20,118

Securities not practicable to fair value
Equity securities	¥1,687

	Yen in millions
	March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,636	¥12,103	¥63	¥19,676
Debt securities	-	-	-	-
Total	¥7,636	¥12,103	¥63	¥19,676

Securities not practicable to fair value
Equity securities	¥1,652

BUSINESS COMBINATIONS

For the fiscal year ended March 31, 2007

The corporate name of which NIDEC acquired the entity:

1. Fujisoku Corporation (“FSKC”)

The business of FSKC:

Productions and sales of industrial switches, memory cards, panel switches and electronics measuring instruments.

The purpose of the acquisition:

NIDEC believes further synergies with FSKC in R&D, manufacturing and sales will significantly derive our business growth and enhance the corporate value.

The acquisition date:

November 8, 2006

Legal form of the business combination:

Stock acquisition by cash payment

The voting share which NIDEC acquired:

99.0%

The purchase price, the purchase shares and goodwill

The purchase price for the acquisition: ¥1,031 million (The direct cost ¥886 million, Indirect cost ¥145 million)

The shares which NIDEC acquired: 145,956 shares.

Goodwill ¥1,987 million.

2. Nidec Motors & Actuators (“NMA”)

The business of NMA group:

Productions and sales of motors for use in automobiles, such as airflow systems, body closure systems, seat positioning systems and brake systems.

The purpose of the acquisition:

NIDEC believes that the acquisition of NMA group will derive the acquisition of a business channel in the automotive industry; the integration of significant numbers of in-car motors engineers; and the extension of international operations.

The acquisition date:

December 27, 2006

Legal form of the business combination:

Voting right acquisition by cash payment

The voting share which NIDEC acquired:

100.0%

The purchase price, the purchase shares and goodwill:

The purchase price for the acquisition: ¥15,710 million (The direct cost ¥15,011 million, Indirect cost ¥699 million)

Goodwill: ¥6,772 million.

3. Brilliant Manufacturing Limited (“BML”)

The business of BML:

Productions and sales of base plate for hard disk drives and top cover.

The purpose of the acquisition:

The Company believes that the acquisition of Brilliant, which manufactures base plates and top covers for hard disk drives, will help strengthen the Company’s flagship hard-disk-drive motor business for the following reasons:

a) Brilliant’s competitive expertise in mould design, die casting, electroplating, precision machining and pressing will greatly enhance the Company’s in-house capability to manufacture hard-disk-drive base plates. The benefit of incorporating die casting capacity will be particularly significant in terms of eliminating a traditional supply bottleneck and further integrating the Company’s hard-disk-drive motor production.

b) Brilliant’s established manufacturing presence in Singapore, Indonesia, Thailand and China, will effectively increase the Company’s overall supply capacity by complementing the Company’s existing production network in these regions.

The acquisition date: February 23, 2007

Legal form of the business combination:

Stock acquisition by cash payment

The voting share which NIDEC acquired:

87.1%

The purchase price, the purchase shares and goodwill

The purchase price for the acquisition: ¥13,532 million (The direct cost ¥13,451 million, Indirect cost ¥81 million)

The shares which NIDEC acquired: 406,031,100 shares.

Goodwill: ¥8,134 million.

We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize impairment.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31,2007

	Yen in millions	Thousands of shares	Yen
	Net Income	Weighted- average shares	Net income Per share
Basic net income per share Net income available to common shareholders	¥39,932	144,665	¥276.03
Effective of dilutive securities Stock option	-	4,196
Diluted net income per share Net income for computation	¥39,932	148,861	¥268.25

For the year ended March 31,2006

	Yen in millions	Thousands of shares	Yen
	Net Income	Weighted- average shares	Net income Per share
Basic net income per share Net income available to common shareholders	¥40,949	143,445	¥285.47
Effective of dilutive securities Convertible bonds and Stock option	11	5,470
Diluted net income per share Net income for computation	¥40,960	148,915	¥275.05

Note: A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the above amounts for the year ended March 31, 2006 have been accordingly adjusted to reflect the effect of the stock split.

Subsequent events

Not applicable

Supplemental Information

1) Consolidated statements of income (Quarterly)

	Three months ended March 31,				Increase or
	2007		2006		Decrease
Net sales	¥170,526	100%	¥143,955	100.0%	¥26,571	18.5%
Cost of products sold	134,320	78.8	111,636	77.5	22,684	20.3
Selling, general and administrative expenses	12,153	7.1	11,165	7.8	988	8.8
Research and development expenses	9,121	5.3	7,809	5.4	1,312	16.8
Operation expenses	155,594	91.2	130,610	90.7	24,984	19.1
Operating income	14,932	8.8	13,345	9.3	1,587	11.9

Other income (expense):
Interest and dividend income	757		585		172
Interest expenses	(671)		(535)		(136)
Foreign exchange gain (loss), net	(69)		221		(290)
Gain (loss) from marketable securities, net	703		1,034		(331)
Gain (loss) from derivative instruments, net	9		39		(30)

Other, net	(784)		(136)		(648)
Total	(55)	(0.1)	1,208	0.8	(1,263)	(104.6)
Income before provision for income taxes	14,877	8.7	14,553	10.1	324	2.2
Provision for income taxes	(3,440)	(2.0)	(4,102)	(2.8)	662	(16.1)
Income before minority interest and equity in earnings of affiliated companies	11,437	6.7	10,451	7.3	986	9.4
Minority interest in income (loss) of consolidated subsidiaries	1,543	0.9	1,959	1.4	(416)	(21.2)
Equity in net (income) /loss of affiliated companies	37	0.0	68	0.0	(31)	(45.6)
Net income	¥9,857	5.8%	¥8,424	5.9%	¥1,433	17.0%

	For the three months ended
	June 30, 2006		September 30, 2006		December 31, 2006
Net sales	¥145,819	100.0%	¥154,018	100.0%	¥159,304	100.0%
Operating income	15,034	10.3	17,012	11.1	17,031	10.7
Income before provision for income taxes	14,028	9.6	18,633	12.2	18,057	11.3
Net income	¥8,849	6.1%	¥11,927	7.8%	¥9,299	5.8%

2) Business Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥317,981	¥57,389	¥82,944	¥144,651	¥26,702	¥629,667	¥(-)	¥629,667
Intersegment	316	149	11,661	443	4,117	16,686	(16,686)	-
Total	318,297	57,538	94,605	145,094	30,819	646,353	(16,686)	629,667
Operating expenses	276,290	56,976	79,022	137,034	28,143	577,465	(11,807)	565,658
Operating income	¥42,007	¥562	¥15,583	¥8,060	¥2,676	¥68,888	¥(4,879)	¥64,009

	Japanese yen (Millions)
	Year ended March 31, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥273,759	¥37,767	¥73,243	¥128,791	¥23,298	¥536,858	¥(-)	¥536,858
Intersegment	315	100	10,881	502	3,869	15,667	(15,667)	-
Total	274,074	37,867	84,124	129,293	27,167	552,525	(15,667)	536,858
Operating expenses	238,496	39,730	73,013	119,571	25,093	495,903	(12,471)	483,432
Operating income	¥35,578	¥(1,863)	¥11,111	¥9,722	¥2,074	¥56,622	¥(3,196)	¥53,426

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

3) Sales by Geographic Segment

			Yen in millions
	Year ended March 31, 2007		Year ended March 31, 2006		Increase or decrease
Japan	¥341,642	54.3%	¥294,307	54.8%	¥47,335	16.1%
America	10,747	1.7	8,398	1.6	2,349	28.0
Singapore	59,488	9.4	72,970	13.6	(13,482)	(18.5)
Thailand	80,579	12.8	56,246	10.5	24,333	43.3
Philippines	12,929	2.1	6,848	1.3	6,081	88.8
China	36,884	5.9	30,565	5.7	6,319	20.7
Other	87,398	13.8	67,524	12.5	19,874	29.4
Total	¥629,667	100.0%	¥536,858	100.0%	¥92,809	17.3%

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

4) Sales by Region

			Yen in millions
	Year ended March 31, 2006		Year ended March 31, 2006		Increase or decrease
North America	¥21,110	3.3%	¥16,810	3.1%	¥4,300	25.6%
Asia	385,766	61.3	335,861	62.6	49,905	14.9
Other	28,399	4.5	18,322	3.4	10,077	55.0
Overseas sales total	435,275	69.1	370,993	69.1	64,282	17.3
Japan	194,392	30.9	165,865	30.9	28,527	17.2
Consolidated total	¥629,667	100.0%	¥536,858	100.0%	¥92,809	17.3%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2007		2006
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥12,567		¥13,657		¥(1,090)
Notes receivable	868		1,094		(226)
Accounts receivable	46,388		47,586		(1,198)
Finished products	5,034		5,505		(471)
Raw materials	130		41		89
Work in process	206		321		(115)
Supplies	122		136		(14)
Advances	-		6		(6)
Prepaid expenses	456		440		16
Deferred income taxes	2,115		1,684		431
Short-term loans to affiliates	51,831		42,781		9,050
Other receivables	6,914		5,832		1,082
Other current assets	161		66		95
Allowance for doubtful accounts	(1,581)		(917)		(664)
Total current assets	125,211	35.0	118,232	39.0	6,979
Fixed assets:
Tangible assets	22,055	6.2	22,432	7.4	(377)
Buildings	9,519		9,683		(164)
Structures	235		265		(30)
Machinery and equipment	1,050		1,185		(135)
Vehicles and delivery equipment	5		8		(3)
Tools, furniture and fixtures	1,567		1,735		(168)
Land	9,484		9,537		(53)
Construction in progress	195		19		176
Intangible assets	145	0.0	116	0.0	29
Patents	1		0		1
Software	102		75		27
Other intangible assets	42		41		1
Investments and other assets	210,374	58.8	162,252	53.6	48,122
Investment in securities	5,833		7,224		(1,391)
Investment securities of affiliates	171,754		138,211		33,543
Investments other than securities	3		3		-
Investment in affiliates	27,953		12,513		15,440
Long-term loans to affiliates	2,482		2,475		7
Bankruptcy and other claims	492		523		(31)
Long-term prepaid expenses	290		458		(168)
Deferred income taxes	1,823		986		837
Other (investments)	270		404		(134)
Allowance for doubtful accounts	(526)		(545)		19
Total fixed assets	232,574	65.0	184,800	61.0	47,774
Total assets	¥357,785	100.0	¥303,032	100.0	¥54,753

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2007		2006
	Amount	%	Amount	%
Current liabilities:
Notes payable	¥73		¥97		¥(24)
Accounts payable	28,938		29,205		(267)
Short-term borrowings	67,071		32,190		34,881
Current portion of long-term debt	600		605		(5)
Accrued liabilities	3,510		4,456		(946)
Accrued expenses	672		652		20
Income taxes payable	4,508		2,722		1,786
Advances received	6		2		4
Deposits received	11,478		74		11,404
Deferred credit	636		645		(9)
Accrued bonuses to employees	1,375		1,169		206
Accrued bonuses to directors	180		-		180
Notes payable for construction	43		39		4
Other current liabilities	20		5		15
Total current liabilities	119,110	33.3	71,861	23.7	47,249
Non-current liabilities:
Corporate bonds	27,251		27,000		251
Long-term debt	-		600		(600)
Accrued severance and benefit costs	1,263		1,191		72
Discount on bond	-		413		(413)
Other current non-current liabilities	1,156		1,740		(584)
Total fixed liabilities	29,670	8.3	30,944	10.2	(1,274)
Total liabilities	¥148,780	41.6	102,805	33.9	¥45,975
Shareholders’ equity
Common stock	-	-	65,649	21.7	-
Additional paid-in capital	-	-	69,870	23.1	-
Retained earnings	-	-	63,175	20.8	-
Legal reserve	-		721
Reserve for general purpose	-		41,650
Unappropriated retained earnings	-		20,804
(of which, Net income)	-		19,866
Land revaluation reserve	-	-	(599)	(0.2)	-
Net unrealized loss on securities	-	-	2,369	0.8	-
Treasury stock	-	-	(237)	(0.1)	-
Total shareholders’ equity	-	-	200,227	66.1	-
Total liabilities and shareholders’ equity	-	-	¥303,032	100.0	-

Net Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2007		2006
	Amount	%	Amount	%
Shareholders’ equity:
Common stock	¥65,868	18.4	-	-	-
Additional paid-in capital	70,089	19.6	-	-	-
Capital reserve	70,089		-		-
Retained earnings	72,420	20.3	-	-	-
Legal reserve	721		-		-
General reserve	56,150		-		-
Earned surplus carried forward	15,549		-		-
Treasury stock	(262)	(0.1)	-	-	-
Total shareholders’ equity	208,115	58.2	-	-	-
Valuation and translation adjustments:
Net unrealized loss on securities	1,529	0.4	-	-	-
Land revaluation reserve	(639)	(0.2)	-	-	-
Total Valuation and translation adjustments	890	0.2	-	-	-
Total Net Assets	209,005	58.4	-	-	-
Total Liabilities and Net Assets	¥357,785	100.0	-	-	-

2) Non-Consolidated Statements of Income

For the year ended March 31, 2007 and 2006

	Japanese yen (Millions)
	Year ended March 31,				Increase ( decrease)	% increase
	2007		2006
	Amount	%	Amount	%
Net sales	¥180,596	100.0	¥168,220	100.0	¥12,376	7.4
Cost of sales	153,973	85.3	146,013	86.8	7,960	5.5
Gross profit	26,623	14.7	22,207	13.2	4,416	19.9
Selling, general and administrative expenses	15,382	8.5	13,355	7.9	2,027	15.2
Operating income	11,241	6.2	8,852	5.3	2,389	27.0
Other income	16,304	9.1	16,984	10.1	(680)	(4.0)
Interest income	1,873		1,052		821
Dividend income	12,337		11,802		535
Foreign exchange gains, net	1,062		3,187		(2,125)
Other	1,032		943		89
Other expenses	2,339	1.3	1,292	0.8	1,047	81.0
Interest expenses	1,025		586		439
Interest on corporate bonds	-		10		(10)
Sales discount	356		227		129
Provision of allowance for doubtful accounts	698		-		698
Other	260		469		(209)
Recurring profit	25,206	14.0	24,544	14.6	662	2.7
Extraordinary gains	593	0.3	1,945	1.1	(1,352)	(69.5)
Gain on sale of fixed assets	4		8		(4)
Gain on sale of marketable securities	589		1,843		(1,254)
Gain on reversal of allowance for doubtful accounts	-		16		(16)
Other	-		78		(78)
Extraordinary losses	2,467	1.4	669	0.4	1,798	268.8
Loss on disposal of property, plant and equipment	54		307		(253)
Loss on write-down of investment securities	3		-		3
Loss on write-down of investment in affiliates	1,118		-		1,118
Loss on support of affiliates	947		-		947
Penalty tax (Previous years)	308		-		308
Impairment loss	37		362		(325)
Income before income taxes	23,332	12.9	25,820	15.3	(2,488)	(9.6)
Income taxes (Current)	5,996	3.3	5,515	3.3	481
Income taxes (Previous year)	2,850	1.6	-	-	2,850
Income taxes (Deferred)	(684)	(0.4)	439	0.2	(1,123)
Net income	¥15,170	8.4	¥19,866	11.8	¥(4,696)	(23.6)
Retained earnings brought forward from previous period	-		2,940		-
Reversal of land revaluation reserve	-		(214)		-
Interim dividend payments	-		1,788		-
Unappropriated retained earnings for the period	-		¥20,804		-

3) Allocation of Retained Earnings

Year ended March 31, 2006
¥ Millions
1.Unallocated profit	¥20,804
2.This will be allocated as follows;
Dividend payments (\10/share)	2,893
Bonuses to directors and corporate auditors	180
General reserve	14,500
Total	17,573
3.Retained earnings to be carried forward	¥3,231

Statements of Shareholders’ Equity

	Yen in millions
	Shareholders’ Equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total Shareholders’ Equity
		Capital reserve	Legal reserve	Other retained earning
				Reserve for general purpose	Earned surplus carried forward
Balance at March 31, 2006	¥65,649	¥69,870	¥721	¥41,650	¥20,804	¥(237)	¥198,457

Issuance of new shares	219	219					438
Cash dividends (Note)					(2,892)		(2,892)
Cash dividends					(2,893)		(2,893)
Officers bonuses (Note)					(180)		(180)
Savings of reserve for general purpose (Note)				14,500	(14,500)		-
Net income					15,170		15,170
Purchase of treasury stocks						(25)	(25)
Net increase / decrease during the term under review except in Shareholders’ Equity					40		40
Total increase / decrease during the term under review	219	219		14,500	(5,255)	(25)	9,658
Balance at March 31,, 2007	¥65,868	¥70,089	¥721	¥56,150	¥15,549	¥(262)	¥208,115

	Yen in millions
	Valuation and Translation Adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total Net Asset
Balance at March 31, 2006	¥2,369	¥(599)	¥200,227

Issuance of new shares			438
Cash dividends (Note)			(2,892)
Cash dividends			(2,893)
Officers bonuses (Note)			(180)
Savings of reserve for general purpose (Note)			-
Net income			15,170
Purchase of treasury stocks			(25)
Net increase / decrease during the term under review except in Shareholders’ Equity	(840)	(40)	(840)
Total increase / decrease during the term under review	(840)	(40)	8,778
Balance at March 31, 2007	¥1,529	¥(639)	¥209,005

Note: Appropriation Retained Earnings under the resolutions at the annual general meeting of shareholders on June, 2006.

4) Significant accounting policy

1. Securities:

(1) Investments in subsidiaries and affiliates:

Valuation at cost, with cost determined by the moving average method

(2) Other securities with fair value:

Stated at fair value based on market price at end of the period year ended March 31, 2007. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

(3) Other securities not practicable to fair value:

Stated at cost determined using the moving average method.

2. Derivatives:

Stated at fair value

3. Inventories:

(1) Finished goods, materials, work in progress:

Stated at the lower of cost or market method with cost determined using the moving average method.

(2) Supplies:

Stated at the lower of cost or market method with cost determined using the last purchase price method or replacement cost.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied. Major economic lives of tangible fixed assets are as follows;

Buildings and structures 3 to 50 years

Machinery 2 to 9 years

(2) Intangible fixed assets: Straight-line method

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

5. Accounting for deferred assets:

Recognized as expenses.

6. Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2007, with the resulting difference included in gains or losses.

7. Policy for significant provisions:

(1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees:

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Accrued bonuses to directors and statutory auditors:

Nidec Corporation provided accrued bonuses to directors and statutory auditors based on the estimated amount for payment.

(4) Provision for employees’ retirement benefits:

Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

8. Leases:

Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities:

(1) Hedge accounting policy:

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge:

(a) Method of hedge: Forward exchange contracts

(b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy:

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities:

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same.

10. Other important items regarding the basis of preparation of financial statements:

(1) Accounting for Consumption taxes:

Computed by the net of tax method.

(2) Application of consolidated taxation system:

Nidec Corporation has adopted consolidated taxation system.

Change of Important Items Regarding the Basis of Preparation of Financial Statements:

(1) Accounting standard for bonuses to directors and statutory auditors:

Accounting standard on bonuses to directors and statutory auditors based on the Japanese GAAP are adopted from this interim fiscal period ended March 31, 2007.

As a result, operating income, recurring profit and income before income taxes are decreased each ¥180 million.

(2) Accounting standard for presentation of Shareholders’ equity of balance sheet:

Accounting standard for presentation of Shareholders’ equity on balance sheet and guideline for accounting of presentation of Shareholders’ equity on balance sheet based on the Japanese GAAP are adopted from this interim fiscal period ended March 31, 2007.

The amount of shareholders’ equity is ¥209,005 millions, based on an established standard. Shareholders’ equity of balance sheet is entered based on revised regulations of interim financial statement.

(3) Accounting standard for financial instrument:

Accounting standard for financial instrument based on the Japanese GAAP are adopted from this interim fiscal period ended March 31, 2007. Based on revised regulations of interim financial statement, the amount of bond premium is recognized as include in corporate bonds.

As a result, corporate bonds of Non-current liabilities are increased by ¥251 millions than established standard. And others of Non-current liabilities are decreased by ¥251 millions than established standard.

Notes to Non-Consolidated Balance Sheets

1. Depreciation amount deducted from acquisition cost of tangible fixed assets

	As of March 31, 2007	As of March 31, 2006
Buildings	¥26 million	¥26 million

2. Authorized share capital and issued and outstanding

		(Unit: shares)
	As of March 31, 2007	As of March 31, 2006
Authorized share capital	-	480,000,000
Issued and outstanding	-	144,661,292

3. Treasury shares

		(Unit: shares)
	As of March 31, 2007	As of March 31, 2006
The number of treasury shares	-	42,110

4. Treatment of matured notes at the end of fiscal year

As the financial institutions were not operated on March 31, 2007 that was the regular weekend day off, ¥74 million of matured notes receivable were not settled and included in notes receivables on the balance sheet.

5. Deposits received

¥11,235 million of deposits received included in the Cash Management System (CMS) on the balance sheet.

6. Loan commitment agreements

The company concluded master agreements for CMS that have set out the availability granted among companies. The remaining portion of credit line which has not been loaned to the Company under these agreements as of March 31, 2007 are as follows.

	As of March 31, 2007	As of March 31, 2006
Total availability granted by CMS	¥38,293 million	-
Used portion of credit line	¥27,864 million	-
Remaining portion of credit line	¥10,429 million	-

Note to Non-Consolidated Statements of Income

1. Research and development expenses

	Japanese yen (millions)
	For the year ended March 31,
	2007	2006
Research and development expenses included in SG&A expenses and cost of sales	¥20,171	¥17,796

2. Loss on support of affiliates

Loss on support of affiliates is debt forgiveness to short-term loans by CMS of Nidec Power Motor Corporation.

3. Loss on impairment

For the year ended March 31, 2007

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥37 million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Land	Kyotango, Kyoto	¥37 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets.

For the year ended March 31, 2006

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥362 million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Building and others	Itabashi, Tokyo	¥41 million
Land and others	Mimasaka, Okayama	¥78 million
Building and others	Kyotango, Kyoto	¥243 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets. Market value of assets that is difficult to sale or to divert is calculated as ¥0

Note to Statement of Changes in Shareholders’ Equity

1. Type and number of issued and outstanding

	(Unit: shares)
	Number of shares as of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2007
Common stock	144,661,292	119,200	-	144,780,492
Total	144,661,292	119,200	-	144,780,492

Note: Increase in the number of 119,200 shares of common stock was due to execution of stock option.

2. Type and number of treasury stock

	(Unit: shares)
	Number of shares as of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2007
Common stock	42,110	2,856	-	44,966
Total	42,110	2,856	-	44,966

Note: Increase in the number of 2,856 shares of common stocks held in treasury was due to repurchase of stock less than one unit.

3. Dividends

 (1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 22, 2006	Board of Directors Meeting on October 27, 2006
Type of shares	Common stock	Common stock
Amount of dividend payment	¥2,892 million	¥2,893 million
Dividend per share	¥20.00	¥20.00
Record date	March 31,2006	September 30,2006
Effective date	June 23,2006	December 8,2006

Notes to Marketable Securities

As of March 31, 2007

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥117,314 million	¥198,104 million	¥80,790 million
Investment in affiliates	-	-	-
Total	¥117,314 million	¥198,104 million	¥80,790 million

As of March 31, 2006

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥100,753 million	¥295,299 million	¥194,546 million
Investment in affiliates	-	-	-
Total	¥100,753 million	¥295,299 million	¥194,546 million

Notes to Accounting for income tax

1. Details for deferred tax assets and liabilities

	Japanese yen (millions)
	Year ended March 31, 2007	Year ended March 31, 2006
Deferred tax assets (current):
Disallowed provisions for bad debts	¥658	¥375
Disallowed provisions for bonus	702	546
Disallowed unpaid business tax	423	456
Write-down for inventories	41	36
Disallowed accrued amount expense	119	25
Allowed deferred credit	246	246
Others	47	-
Subtotal	2,236	1,684
Valuation allowance	(121)	-
Total	2,115	1,684

Deferred tax assets, net (current)	2,115	1,684

Deferred tax assets (non-current):
Valuation loss on investment securities	88	88
Disallowed depreciation	219	208
Disallowed loss on retirement of fixed assets	322	322
Accrued for retirement benefit to employees	530	561
Accrued retirement benefit to directors	34	34
Foreign tax credit to be unused	1,294	724
Allowed long-term deferred credit	410	656
Impairment loss of fixed assets	164	149
Loss on write-down of investments in affiliates	458	-
Others	10	27
Subtotal	3,529	2,769
Valuation allowance	(656)	(149)
Total	2,873	2,620

Deferred tax liabilities (non-current):
Unrealized gains (losses) on securities, net of reclassification adjustment	1,050	1,634
Total	1,050	1,634

Deferred tax assets, net (non-current)	¥1,823	¥986

2. Details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31, 2007	Year ended March 31, 2006
Statutory rate of taxation	41.0%	41.0%
（Adjustments）
Disallowed expenses such as entertainment	2.4	0.4
Disallowed profit such as dividend received	(4.8)	(4.1)
Foreign tax credit	(16.8)	(10.9)
Inhabitant tax per capita levy	0.1	0.1
Additional tax related to prior years income	11.3	-
Valuation allowance	2.3	(1.3)
Others	(0.5)	(2.1)
Obligation rate based on the tax effect accounting	35.0%	23.1%

Subsequent event

Not applicable

6. CHANGE IN DIRECTOR

1. Proposed change in Representative Director

Not applicable

2. Proposed changes in other Members of the Board of Directors

(1) New Board Director

Norimasa Goto	Currently, Chairman and President of Nidec (Dalian) Limited and Deputy Chairman of Nidec (Dong Guan) Limited
Osamu Narumiya	Currently, Executive Director of National Federation of Small Business Associations

(2) Retiring Board Director

Satoru Kaji	Currently, Director, vice-supervisor of the HDD motor business

Satoru Kaji will be appointed as Corporate Adviser of Nidec Logistics Corporation on May 1, 2007. Afterwards, Satoru Kaji will be appointed as Senior Managing Director of Nidec Logistics Corporation on June 16 2007.

(3) New Corporate Auditor

Ryoji Takahashi	Currently, Manager of Compliance Office and Manager of Risk Management Office
Susumu Ono	Currently, Attorney

(4) Retiring Corporate Auditor

Tadayoshi Sano	Currently, Full-time Corporate Auditor
Tsutomu Katsuyama	Currently, Corporate Auditor